Exhibit 21.1
Subsidiaries of Codexis, Inc.

Name of Subsidiary	State or Jurisdiction in Which Incorporated or Organized
Codexis Mayflower Holdings LLC	Delaware
Codexis Laboratories Netherlands B.V.	Netherlands
Codexis Laboratories Hungary Kft	Hungary
Codexis Laboratories Singapore Pte., Ltd.	Singapore
Codexis Laboratories India Pte., Ltd.	India